UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2003

CINAR Corporation (Translation of registrant’s name into English)

1055, Rene-Levesque Blvd East, Montreal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F |_| Form 40-F |X|

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes |_| No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation (Registrant)

Date: October 31, 2003

By: (signed) Stuart Snyder Stuart Snyder President & CEO

The following attached document is filed under this Form 6-K: EXHIBIT A: Press Release dated October 31, 2003 — CINAR Reports Third Quarter Results

TO	News directors, assignment editors, journalists and columnists: business, finance and communications news

FROM	CINAR

DATE	October 30, 2003

RE	News release – for immediate distribution

CINAR REPORTS THIRD QUARTER RESULTS

MONTREAL (Quebec) Canada – October 30, 2003 – CINAR Corporation today released unaudited consolidated financial information for the third quarter ended August 31, 2003.

On a consolidated basis, the Company reported net earnings of $1.8 million compared to $5.1 million in the third quarter of 2002. Excluding foreign currency balance sheet translation effects and unusual items, third quarter operating earnings are $1.6 million compared to $2.9 million a year ago.

For the 9-month period ended August 31, 2003, the net loss amounted to $5.9 million compared to net income of $12.7 million for the comparable period of 2002. Excluding foreign currency balance sheet translation effects, discontinued operations and unusual items, operating income was $5.8 million, compared to $7.1 million in the first nine months of 2002.

“We are encouraged by the positive earnings of the third quarter, despite the fact that it was certainly not business as usual during this period,” said Stuart Snyder, President and CEO of CINAR. “Negotiations, the intensive efforts made towards settling litigation and the due diligence required for the recently announced sale of the Company, occupied much of management’s attention. In addition, there is no doubt that news of a possible sale of CINAR had an impact on our business resulting in uncertainty that prevented approving new productions and proceeding with additional development deals,” he added. “Nevertheless in Entertainment, we delivered six new episodes of Arthur as well as the Caillou Holiday Movie, Caillou’s first feature length film, released through Warner Home Video in the U.S. and Sony Wonder in Canada. The Caillou series was also launched on Super RTL in Germany and initial ratings are very strong, making Caillou Germany’s only pre-school morning show to be in the top ten on all TV programs for kids in the 3-to-13 age group. In Education, we are making inroads in new target markets, including the international market and among Christian book sellers.”

Total revenues for the third quarter decreased 25% to $29.8 million from $39.6 million for the same period last year. Entertainment revenues, at $5.1 million, declined compared to third quarter revenues of $7.6 million in fiscal 2002. Entertainment revenues consisted of $2.8 million of current production activities and $2.3 million of revenues derived from the Company’s existing film library. This compares to $3.0 million of production revenue and $4.6 million of library revenue for the corresponding period of 2002. The decrease in library sales is largely attributable to the reduction in production investments in recent years. Education revenues, at $24.7 million, are $7.4 million below last year. The decrease is due to the sale of Twin Sisters Productions in January 2003 ($2.1 million), the impact of a stronger Canadian dollar on the translation of US-dollar-denominated sales ($2.9 million) and lower revenue due to a weakened economic environment and reduced funding of government education programs ($2.4 million).

Total revenues for the nine month period decreased 19% to $83.4 million when compared to last year. Entertainment revenues, at $15.0 million, declined $7.6 million as compared to last year for reasons similar to those explained in relation to the third quarter. Education revenues, at $68.4 million, are $11.6 million below last year primarily due to the sale of Twin Sisters Productions ($5.3 million) and the impact of a stronger Canadian dollar ($5.6 million).

The results for the third quarter of 2003 included a non-cash, after-tax gain of $1.2 million for the effects of foreign currency balance sheet translation primarily due to a US dollar denominated inter-company loan between Education and its parent Company. This is a result of the weakening of the Canadian dollar relative to the US dollar during the third quarter. In addition, unusual items, which include the cost of settling a claim against the company, had a negative impact of $1.0 million in the current quarter. Foreign currency balance sheet translation gains, discontinued operations and unusual items had a $2.2-million favorable impact in the same quarter last year.

Additional Third Quarter Financial Information

Gross margin declined by $6.1 million in the third quarter of 2003 when compared to last year, primarily as a result of lower revenues. Selling, general and administrative expenses decreased by 17% when compared to the corresponding period of the previous year, primarily due to cost reduction efforts and to the favorable foreign exchange impact on Education expenses incurred in US dollars.

Following the adoption of new accounting standards dealing with goodwill and other intangible assets, the Company no longer amortizes goodwill. This had a positive impact of $0.9 million in the quarter. Cinar’s share of earnings from its 20% equity investment in Teletoon Canada increased 4% from a year ago to $0.7 million.

The Company used $10.0 million in operating activities, which consists mostly of higher accounts receivable in Education, due to the seasonal aspect of the business and to Entertainment’s production activities. The Company’s net cash position at August 31, 2003, amounted to $2.1 million.

About CINAR

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

-30-

For information:

Nathalie Bourque Tel: (514) 843-2309

This release may include information that could constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 (U.S.). Forward-looking statements are identified by words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may” and other similar expressions. Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.

CINAR CORPORATION Consolidated Statement of Operations and Deficit

	3 months ended August 31		9 months ended August 31
(Unaudited)
(In thousands of CDN dollars, except earnings (loss) per share)	2003	2002	2003	2002

Revenues
Entertainment	$ 5,100	$ 7,602	$ 15,016	$ 22,604
Educational Products	24,669	32,043	68,402	80,038

Total Revenues	29,769	39,645	83,418	102,642

Cost of sales
Entertainment	4,787	5,619	10,484	15,968
Educational Products	11,721	14,686	32,666	37,861

Total Cost of Sales	16,508	20,305	43,150	53,829

Gross Margin	13,261	19,340	40,268	48,813

Selling, general and administrative	11,223	13,590	32,784	35,447

Income (loss) before the following items:	2,038	5,750	7,484	13,366
Amortization of fixed assets	441	548	1,322	1,729
Amortization of goodwill	—	873	—	2,655
Foreign exchange	(1,195)	(3,146)	10,934	(1,081)
Interest	(139)	(68)	(276)	(390)
Unusual Items	963	964	741	(335)
Share of net earnings of equity investment	(712)	(686)	(2,230)	(2,025)

Earnings (loss) before income taxes	2,680	7,265	(3,007)	12,813
Income taxes	839	2,179	2,905	4,245

Earnings (loss) before discontinued operations	1,841	5,086	(5,912)	8,568
Discontinued operations	—	—	—	4,166

Net Earnings (Loss)	$ 1,841	$ 5,086	$ (5,912)	$ 12,734

Deficit - beginning of period	(317,294)	(293,000)
Claims settlement	—	(17,745)

Deficit - end of period			($323,206)	($298,011)

Basic earnings (loss) per Variable Multiple Voting
(Class A) Share and Limited Voting (Class B) Share
(Note 3)
Basic, from continuing operations	$ 0.05	$ 0.13	($ 0.15)	$ 0.21
Basic, from discontinued operations	—	$ 0.00	—	$ 0.10
Basic	$ 0.05	$ 0.13	($ 0.15)	$ 0.31
Weighted average number of Variable Multiple Voting	39,969	39,969	39,969	40,532
(Class A) and Limited Voting (Class B) shares outstanding
(in thousands)

CINAR CORPORATION Consolidated Statement of Cash Flows

	3 months ended August 31		9 months ended August 31
(Unaudited)
(In thousands of CDN dollars)	2003	2002	2003	2002

OPERATING ACTIVITIES
Net earnings (loss)	$ 1,841	$ 5,086	$(5,912)	$ 12,734
Items not affecting cash:
Amortization	441	1,421	1,322	4,384
Film costs and acquired film libraries amortization	3,445	4,306	6,563	10,251
Share of net earnings of equity investment	(712)	(686)	(2,230)	(2,025)
Increase (decrease) in allowance for Globe-X	—	1,088	—	(2,855)
Future income taxes	(121)	1,244	1,849	2,907
Foreign exchange	(1,446)	(2,622)	8,342	1,607

	3,448	9,837	9,934	27,003
Increase in accounts receivable	(5,546)	(11,316)	(16,203)	(19,787)
Increase in tax credits and income taxes receivable	(1,675)	(266)	(2,497)	(2,197)
Decrease (increase) in inventories	258	(227)	389	(2,039)
Additions to film costs	(2,946)	(2,003)	(7,320)	(5,060)
Increase (decrease) in accounts payable and accrued
liabilities and related party receivables	(1,778)	722	(34,275)	(6,147)
Increase (decrease) in deferred revenues	(1,774)	3,080	2,053	686
Decrease in other assets	—	—	—	71

Cash used in operating activities	(10,013)	(173)	(47,919)	(7,470)

FINANCING ACTIVITIES
Repurchase of shares on settlement agreement	—	—	—	(18,277)
Repayment of notes payable	—	—	(5,858)

Cash used in financing activities	—	—	(5,858)	(18,277)

INVESTING ACTIVITIES
Repayments from Globe-X	—	—	—	3,885
Additions to fixed assets	(590)	(220)	(1,172)	(928)

Cash provided by (used in) investing activities	(590)	(220)	(1,172)	2,957

TRANSLATION ADJUSTMENT	1,113	(1,203)	(4,865)	(2,637)

Decrease in cash and cash equivalents	(9,490)	(1,596)	(59,814)	(25,427)
Cash and cash equivalents - beginning of period	$ 11,628	$ 23,725	$ 61,952	$ 47,556

Cash and cash equivalents - end of period	$ 2,138	$ 22,129	$ 2,138	$ 22,129

Cash and cash equivalents are comprised of:
Cash	$ 2,317	$ 3,788
Short-term money market investments	3,628	18,341
Bank Indebtedness	(3,807)	—

	$ 2,138	$22,129

CINAR CORPORATION Consolidated Balance Sheets

(Unaudited)	August 31	November 30
(In thousands of CDN dollars)	2003	2002

ASSETS

Cash	$ 2,317	$ 2,517
Short-term money market investments	3,628	59,435
Accounts receivable	49,921	33,718
Tax credits and income taxes receivable	38,277	35,780
Inventories	14,235	14,624
Film costs and acquired film libraries	11,718	10,961
Fixed assets	4,277	4,427
Goodwill	78,079	88,182
Other assets	9,852	7,622

	$ 212,304	$ 257,266

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Bank Indebtedness	3,807	—
Accounts payable and accrued liabilities	31,577	65,852
Deferred revenue	4,368	2,315
Future income taxes	6,236	4,888
Notes payable	5,531	12,494

Total liabilities	51,519	85,549

Shareholders’ equity
Capital Stock	487,128	487,128
Issued and outstanding
5,233,402 Variable Multiple Voting (Class A) and
34,735,998 Limited Voting (Class B) shares
Cumulative translation adjustment	(3,137)	1,883
Deficit	(323,206)	(317,294)

Total shareholders’ equity	160,785	171,717

	$ 212,304	$ 257,266

CINAR CORPORATION NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS August 31, 2003

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended November 30, 2002 as set out on pages 35 to 64 of CINAR Corporation’s 2002 Annual Report. Certain comparative figures in the consolidated financial statements have been reclassified to conform to the current period presentation.

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP), using the same accounting policies as outlined in Note 2 of the consolidated financial statements for the year ended November 30, 2002, except as noted below.

Effective December 1, 2002, the Company adopted the provisions of Handbook Sections 1581 and 3062 and will no longer amortize any goodwill or intangible assets with an indefinite life. An annual impairment test will be performed on goodwill and intangible assets with an indefinite life.

2. LINE OF CREDIT

The Company has entered into a loan agreement with a financial institution for a line of credit of up to $20,000,000 USD, bearing interest at the rate of LIBOR plus 1.85%. The line of credit expires on July 31, 2004. As security for the line of credit, the Company has pledged certain of its assets.

3. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share are calculated based on the weighted average number of shares outstanding during the period. The fully diluted earnings (loss) per share have not been calculated, as it would be anti-dilutive.

4. CONTINGENT LIABILITIES

a)	An action of defense and counterclaim was filed on March 26, 2003 in the United States District Court for the Eastern District of Pennsylvania against CINAR and certain of CINAR’s former directors and officers by Silicone Isle, Ltd. and Lowell Holden (who purport to be the shareholder and one of the Managing Directors respectively of Globe-X) and purportedly on behalf of Globe-X. In such action, the Plaintiffs claim damages for an indeterminate amount alleged to be in excess of US$ 55,000,000 for violations of the Securities Exchange Act of 1934, for slander, for libel, for breach of contract, for negligent interference with contractual relations and for intentional interference with contractual relations. The Company considers that this Defense and Counterclaim is without merit and that the allegations of Globe-X are baseless. The Company will continue to vigorously pursue its proceedings against Globe-X and the recovery of all amounts owing.

b)	On July 18, 2003, an action in damages in the amount of $1,500,000 was instituted by Classic Media, Inc. against the Company in connection with copyright ownership, production and distribution rights to the “Little Lulu” property. The Company believes that the essential elements of the claim are without merit. However, if the Company is unsuccessful in defending this claim, the liability which may arise therefrom may have a material effect on these consolidated financial statements.

5. SETTLEMENT OF CONTINGENT LIABILITY

On September 17, 2003, the Company entered into an agreement with an employee to settle a claim against it in an action instituted in the Superior Court, District of Montreal. The settlement agreement provides that the Company will pay the plaintiff $925,000 in full settlement of the claim.

6. SUBSEQUENT EVENT

On October 30, 2003, the Company entered into a definitive agreement providing for the acquisition by an investors group of all outstanding shares of Cinar Corporation for US$3.57 per share in cash. The cash price per share will increase to US$3.60 if a dispute with the Company’s co-founders regarding the validity of their exercise of 840,000 Cinar options is resolved in the Company’s favor. The agreement also calls for a prorata distribution to shareholders of the potential net proceeds from the settlement of certain outstanding litigation. Completion of the transaction is subject to, among other things, approval by the holders of two-thirds of the variable multiple voting shares and limited voting shares, with each class voting separately, as well as court approval and regulatory approvals in Canada and the United States. Should the transaction receive the required approvals, the Company will be incurring certain costs related to the vesting of performance units and transaction fees, for a total of approximately $4,400,000.

7. SEGMENTED INFORMATION

The Company’s main business segments are entertainment and education. The entertainment division develops, produces, markets and distributes high-quality, non-violent programming in over 150 countries. It is also involved in the exploitation of the ancillary rights to its properties including music, video and merchandising rights. The education division develops, produces, markets and distributes supplemental education products for children, families and educators. The corporate segment represents expenses that cannot be allocated to either of its main business segments.

Results of operations for each segment are as follows (in 000’s):

			Three months ended Aug. 31			Nine months ended Aug. 31
			2003	2002		2003	2002

Operating		Entertainment	$ 5,100	$ 7,602		$15,016	$22,604
Revenues	(1)	Education	24,669	32,043	(2)	68,402	80,038
		Corporate	—	—		—	—

EBITDA		Entertainment	(1,390)	(466)		(233)	1,397
before unusual items		Education	6,026	7,679		13,888	17,045
and f/x impact		Corporate	(2,598)	(1,463)		(6,171)	(5,076)

Net Earnings		Entertainment	(875)	(84)		1,449	2,367
		Education	4,014	4,363		9,246	9,410
		Corporate	(1,298)	807		(16,607)	957

						As at Aug. 31, 2003	As at Nov. 30, 2002
Total Assets		Entertainment				75,543	103,442
		Education				136,761	153,824
		Corporate				-	-

Due to the nature of its markets, a significant amount of the Education revenues occurs in the second and third quarters of the fiscal year.

(1)	The drop in Education revenues is due in part to the sale of Twin Sisters Prod. in January 2003 ($2.1 million) and the impact of a stronger canadian dollar on the translation of US-dollar-denominated sales ($2.9 million)
(2)	The drop in Education revenues is due in part to the sale of Twin Sisters Prod. in January 2003 ($5.3 million) and the impact of a stronger canadian dollar on the translation of US-dollar-denominated sales ($5.6 million)

8. STOCK-BASED COMPENSATION

Employee Stock Option Plan

No compensation cost is recognized in the financial statements for options granted to employees. Had the Company used a fair value-based method for accounting for these grants, the net earnings (loss) would have decreased (increased) by approximately $138,000 for the three month period ended August 31, 2003 (2002- $205,000) and by approximately ($413,000) for the nine month period ended August 31, 2003 (2002- $616,000). Basic earnings (loss) per share would have remained unchanged for the three month periods ended August 31, 2003 and 2002 and would have decreased (increased) by ($0.01) for the nine month period ended August 31, 2003 (2002-$0.02).